FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2008

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on January 10, 2008.

EXHIBIT 1

Omega Navigation Enterprises Reiterates Consistent Dividend Policy

Piraeus, Greece, January 10, 2008 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX:ONAV50), a provider of global marine transportation services focusing on product tankers, reiterated its dividend policy of declaring and paying quarterly dividends to shareholders in amounts that are substantially equal to its available cash from operations during the previous quarter after cash expenses (e.g. operating expenses and debt service), discretionary reserves for (i) further vessel acquisitions, (ii) contingent and other liabilities, such as drydocking and extraordinary vessel maintenance and repair, and (iii) general corporate purposes.  The Company’s dividend policy has not changed since becoming a publicly listed company in April 2006.  Since that time, Omega Navigation Enterprises Inc. has declared and paid six consecutive quarterly dividends of $0.50 per share.  At yesterday’s closing share price of $14.51 per share, the dividend yield is approximately 13.8%.

The right of holders of the subordinated Class B common shares (approximately 21% of issued and outstanding shares) to receive dividends is subordinated to the right of holders of Class A common shares to receive dividends during the subordination period.  Declaration and payment of dividends is at the discretion of the Board of Directors.

In general, during the subordination period, Class A common shares must receive regular quarterly dividends of $0.50 per share, plus any arrearages from prior quarters, before the subordinated shares will receive any dividends.  The subordinated shares are not entitled to any arrearages.  There are not now, nor have there been, any outstanding arrearages since the Company’s public listing.  During the subordination period, the Company will pay quarterly dividends, if any, on its Class A common shares and subordinated shares from Operating Surplus, as defined in the Company’s Articles of Incorporation in the following manner:

first, 100% to all shares of Class A common stock, pro rata, until they receive $0.50 per share;

second, 100% to all shares of Class A common stock, pro rata, until they have received any unpaid arrearages in the $0.50 per share base dividend for prior quarters;

third, 100% to all subordinated shares, pro rata, until they have received $0.50 per share; and

after that, 100% to all Class A common and subordinated shares, pro rata, as if they were a single class.

The subordination period commenced upon the issuance of the Class B common shares, which occurred on March 16, 2006.  Each of the subordinated shares will convert into a Class A common share after the end of the subordination period, which extends at least up to the first day after the quarter ending December 31, 2008 provided each of the following test are met:

(1)

we have paid quarterly dividends in an amount at least equal to $0.50 per share on both our Class A and Class B common shares for the immediately preceding four-quarter period:

(2)

the operating surplus generated during the four-quarter period referred to above at least equaled the base dividend on all of the outstanding Class A and Class B common shares on a fully diluted basis during that period; and

(3)

there are no arrearages in payment of the quarterly dividend on the Class A common stock.

The Company’s ability to pay any dividends is subject to a number of factors beyond its control, including its satisfaction of certain financial covenants contained in its credit agreements.  The Company cannot guarantee that it will continue to pay dividends to its shareholders.

George Kassiotis, President and Chief Executive Officer of Omega Navigation, commented: “We are very pleased to reiterate our dividend policy. We have now paid the same $0.50 per share dividend for every quarter since we have become public. Furthermore, public shareholders dividends are further supported and protected by our subordination policy. At the same time by keeping cash reserves and being a partial payout company we are also enhancing our ability to proceed with our growth strategy. ”

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of eight double hull product tankers. The current fleet includes eight double hull product tankers with a carrying capacity of 512,358 dwt. These eight product tankers are chartered out under three-year period time charters. Furthermore, the company recently announced the signing of shipbuilding contracts to construct and acquire five newbuilding double hull Handymax product tankers each with a capacity of 37,000 dwt scheduled for delivery between March 2010 and early in 2011. With the addition of these five vessels, the Omega fleet will expand to 13 product tankers with a total deadweight capacity of 697,358 tons.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation's Class A common shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50".

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:
Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President
Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  January 10, 2008

  By:

 /s/ Gregory A. McGrath

  ------------------------

Gregory A. McGrath
Chief Financial Officer